March 20, 2014

VIA EDGAR

Christina Fettig

Asen Parachkevov

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Goldman Sachs Trust (the “Registrant”)
Combined Information Statement/Prospectus on Form N-14
SEC File No. 333-194085

Dear Ms. Fettig and Mr. Parachkevov:

This letter responds to the comments provided to me and Erica Temel on our March 12, 2014 telephone conference, with respect to your review of the combined information statement/prospectus on Form N-14 (the “Combined Information Statement/Prospectus”) relating to the proposed reorganization of the Goldman Sachs China Equity Fund (the “Acquired Fund”) with and into the Goldman Sachs Asia Equity Fund (the “Acquiring Fund,” and together with the Acquired Fund, the “Funds”) (the “Reorganization”). We have reproduced your comments below, followed by our responses. Undefined capitalized terms used below have the same meaning as given in the Combined Information Statement/Prospectus.

Pursuant to Rule 461 under the Securities Act of 1933, the Registrant and Goldman, Sachs & Co. hereby respectfully request that the effective date of the Combined Information Statement/Prospectus be accelerated so that it will become effective on March 24, 2014 or as soon as practicable thereafter. The Registrant and Goldman, Sachs & Co. are aware of their obligations under that Act. Please see Exhibit A.

INFORMATION STATEMENT/PROSPECTUS (Part A)

1.	Comment: Please provide an analysis in your response letter regarding which participant in the Reorganization should be the accounting survivor, pursuant to the factors outlined in the North American Securities Trust no-action letter (Aug. 5, 1994) (“NAST Letter”).

Response: In the NAST Letter, the SEC Staff indicated that to determine the accounting survivor in a fund reorganization, the attributes of the participating funds

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should be compared with those of the surviving fund to determine which of the participants the surviving fund will most closely resemble. The SEC Staff articulated five key factors that should be considered when making this comparison (the “NAST Factors”): (1) investment advisers; (2) investment objectives, policies and restrictions; (3) expense structures and expense ratios; (4) asset size; and (5) portfolio composition.

Investment Advisers.    Goldman Sachs Asset Management International (“GSAMI”) is the investment adviser to each Fund. With respect to the Acquired Fund, Kevin Ohn, CFA, Managing Director, and Alina Chiew, CFA, Managing Director, have managed the Fund since 2013 and 2011, respectively. With respect to the Acquiring Fund, Alina Chiew, CFA, Managing Director, and Nathan Lin, Executive Director, have managed the Fund since 2011. Ms. Chiew and Mr. Lin will manage the surviving Fund.

Investment Objectives, Policies and Restrictions.    The surviving Fund will be managed in accordance with the investment objectives, policies and restrictions of the Acquiring Fund, which are different than the investment objectives, policies and restrictions of the Acquired Fund. For example, the Acquiring Fund is a “diversified” Fund under the Investment Company Act of 1940, as amended (the “1940 Act”). Conversely, the Acquired Fund is a “non-diversified” Fund under the 1940 Act. The similarities and differences in the principal investment strategies of each Fund are highlighted in the Combined Information Statement/Prospectus under “Summary – Comparison of the Acquired Fund with the Acquiring Fund.” Certain fundamental investment restrictions are common to both Funds; however, there are some differences. Because the restrictions cannot be changed without shareholder approval, the fundamental investment restrictions of the Acquiring Fund will apply to the surviving Fund following the Reorganization. The differences between the fundamental investment restrictions of the Acquiring Fund and Acquired Fund are described in the Combined Information Statement/Prospectus under “Fundamental and Non-Fundamental Investment Policies of the Funds.”

Expense Structures and Expense Ratios.    The expense structure of the surviving Fund will be that of the Acquiring Fund, since all of its contracts with service providers will remain in place following the Reorganization. As indicated in the Combined Information Statement/Prospectus under “Introduction – Questions and Answers – How will the Reorganization affect the fees to be paid by the Acquiring Fund, and how do they compare with the fees paid by the Acquired Fund,” the surviving Fund would have, on a pro forma basis, (1) total annual fund operating expenses for each of its share classes that are expected to be lower than those of the corresponding share classes of the Acquired Fund prior to the Reorganization, and (2) net annual fund operating expenses for each of its share classes that are expected to be the lower than those of the corresponding share

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classes of the Acquired Fund prior to the Reorganization, after taking into account applicable expense reimbursements that GSAMI has agreed to implement for all share classes until March 24, 2015. The effective management fee rates for the surviving Fund are expected to be lower than the effective management fee rates of the Acquired Fund but equal to the effective management fee rates for the Acquiring Fund (based on average net assets for the twelve months ended October 31, 2013).

Asset Size.    As of September 30, 2013, the Acquired Fund had net assets of approximately $22.9 million, while the Acquiring Fund had net assets of approximately $58.3 million.

Portfolio Composition.    As of September 30, 2013, 68% of the Acquired Fund’s assets were invested in securities that were also held by the Acquiring Fund, and 28% of the Acquiring Fund’s assets were invested in securities that were also held by the Acquired Fund. The portfolio managers of the Acquiring Fund anticipate requesting the disposition of approximately 75% of the assets of the Acquired Fund in preparation for the Reorganization. Accordingly, the portfolio composition of the surviving Fund is expected to more closely resemble that of the Acquiring Fund than that of the Acquired Fund.

Other Factors.    The Board of Trustees of the Acquiring Fund is the same as that of the Acquired Fund. In addition, the inception dates of the Acquiring Fund and Acquired Fund are July 8, 1994 and April 29, 2011, respectively.

The Funds believe that, on balance, the NAST Factors support the determination that the Acquiring Fund should be the accounting survivor in the Reorganization.

2.	Comment: In the “Dear Shareholder” letter, please specify that the Board, including a majority of the Independent Trustees, approved the Reorganization.

Response: The Funds have incorporated this comment.

3.	Comment: In the “Introduction” section to the Combined Information Statement/Prospectus, please include a statement clarifying that the Combined Information Statement/Prospectus does not include a request for proxies and that shareholders are not being asked to vote on the Reorganization.

Response: The Funds respectfully note that the following disclosure was included in the “Introduction” section to the Combined Information Statement/Prospectus:

NO ACTION IS REQUIRED REGARDING THE REORGANIZATION. SHAREHOLDERS OF THE ACQUIRED

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FUND ARE NOT BEING ASKED TO VOTE ON OR APPROVE THE PLAN. THE BOARD IS NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND A PROXY.

4.	Comment: In the “Introduction – Questions and Answers – How will the Reorganization affect the fees to be paid by the Acquiring Fund, and how do they compare with the fees paid by the Acquired Fund” section, please clarify what “current” means in the statement, “[T]he Acquired Fund’s current effective management fee is 1.10% and the Acquiring Fund’s current effective management fee is 1.00%.”

Response: The Funds have incorporated this comment.

5.	Comment: In the “Introduction – Questions and Answers – Why did the Board approve the Reorganization” section, please provide more detail about why the Reorganization is preferable to liquidating the Acquired Fund. In particular, please discuss any tax reasons.

Response: The Funds have incorporated this comment.

6.	Comment: In the “Introduction – Questions and Answers – Who bears the expenses associated with the Reorganization” section, please disclose an estimate of the total cost of the Reorganization that the Investment Adviser will bear, including any mailing, printing, legal or auditing/accounting expenses or brokerage commissions and related transaction costs in connection with portfolio repositioning.

Response: The Funds have incorporated this comment.

7.	Comment: In the “Introduction – Questions and Answers – Will GSAMI benefit from the Reorganization” section, please clarify why reorganizing the Acquired Fund with and into the Acquiring Fund will benefit the Investment Adviser.

Response: The Funds have incorporated this comment.

8.	Comment: In the “Introduction – Questions and Answers – What are the Federal income tax consequences of the Reorganization” section, please estimate the percentage of the Acquired Fund’s assets expected to be sold in connection with the Reorganization (i.e., portfolio repositioning). If the Acquired Fund expects to liquidate more than 5% of its portfolio holdings, please disclose an estimate of: (i) brokerage costs, expressed as a dollar amount and in basis points; and (ii) capital gains distributions shareholders should expect to receive, expressed as a dollar amount and on a per share basis.

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Response: The Funds have incorporated this comment.

9.	Comment: In the “Introduction – Questions and Answers – Why are shareholders not being asked to vote on the Reorganization” section, please confirm in your response that the Reorganization meets all of the requirements of Rule 17a-8 under the 1940 Act.

Response: The Funds hereby confirm that the Reorganization meets all of the requirements of Rule 17a-8 under the 1940 Act. Among other things, the Board, including a majority of the Independent Trustees, has determined that (i) participation in the Reorganization is in the best interests of the Funds and (ii) the interests of the Funds’ existing shareholders will not be diluted as a result of the Reorganization. In addition, the Reorganization does not require shareholder approval under Rule 17a-8(a)(3) because: (i) no fundamental investment policy of the Acquired Fund is materially different from the corresponding fundamental investment policy of the Acquiring Fund; (ii) no advisory contract between the Acquired Fund and the Investment Adviser is materially different from the advisory contract between the Acquiring Fund and the Investment Adviser; (iii) the Independent Trustees of the Acquired Fund who were elected by shareholders will comprise a majority of the Trustees of the Acquiring Fund; and (iv) the distribution fees authorized to be paid by the Acquiring Fund are not greater than the distribution fees authorized to be paid by the Acquired Fund.

10.	Comment: In the “Summary – Comparison of the Acquired Fund with the Acquiring Fund” section, please clarify in the table that the Funds have the same investment objective.

Response: The Funds have incorporated this comment.

11.	Comment: In the “Summary – Comparison of the Acquired Fund with the Acquiring Fund” section, please discuss in your response why the differences in the Funds’ concentration policies are not material and do not trigger a shareholder vote under Rule 17a-8(a)(3).

Response:    Under the 1940 Act, a registered investment company must recite in its registration statement its policy to concentrate (i.e., invest more than 25% of its assets) in a particular industry or group of industries. Each Fund has adopted a policy that it will not invest more than 25% of its total assets in the securities of one or more issuers conducting their principal business activities in the same industry (excluding the U.S. Government or any of its agencies or instrumentalities). However, under certain limited, defined circumstances, the Acquired Fund may invest up to 35% of its assets in an industry to the extent that the industry represents 20% or more of the Acquired Fund’s

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benchmark index at the time of investment. Nonetheless, the Acquired Fund has infrequently invested more than 25% of its assets in a single industry or group of industries – namely, only once in its entire operating history, for a period of approximately 30 days. On this basis, GSAMI believes that the differences in the Funds’ concentration policies (or any other fundamental investment policy): (i) are not material to shareholders; and (ii) are not expected to have a material impact on shareholders.

12.	Comment: In the “Summary – The Funds’ Fees and Expenses” section, please clarify why the Fees and Expenses tables differ from those included in the Funds’ current prospectus, filed on February 28, 2014.

Response: The Funds have updated the Fees and Expenses tables to conform to the tables included in the Funds’ current prospectus, filed on February 28, 2014. The Funds note that the Fees and Expenses tables contained in the Combined Information Statement/Prospectus reflect the fees and expenses that were in effect on the date of filing (i.e., February 21, 2014), which was before the date on which the Funds filed their most current prospectus (i.e., February 28, 2014).

13.	Comment: In the “Summary – The Funds’ Fees and Expenses” section, please consider extending the expense limitation arrangement disclosed in the Fees and Expenses tables to one year after the proposed effective date of the definitive Combined Information Statement/Prospectus. Please also update these amounts to those included in the Funds’ current prospectus, filed on February 28, 2014.

Response: The Investment Adviser will extend the expense limitation arrangement to March 24, 2015. The Funds have updated the waiver amounts to those included in the Funds’ current prospectus, filed on February 28, 2014.

14.	Comment: In the “Capitalization” section, please update and date the capitalization table as of the date of the pro forma financial statements.

Response: The Funds have incorporated this comment.

15.	Comment: Please include a statement regarding payments to broker-dealers and other financial intermediaries, as required by Item 8 of Form N-1A.

Response: The Funds respectfully note that the following disclosure was included in the “Summary – Buying, Selling and Exchanging Shares of the Funds” section:

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If you purchase a Fund through an Authorized Institution, the Fund and/or its related companies may pay the Authorized Institution for the sale of Fund shares and related services. These payments may create a conflict of interest by influencing the Authorized Institution and your salesperson to recommend a Fund over another investment. Ask your salesperson or visit your Authorized Institution’s website for more information.

16.	Comment: In the “Additional Information about the Funds – Other Investment Practices and Securities” section, please include a parenthetical after non-investment grade fixed income securities stating that such securities are commonly known as “junk bonds.”

Response: The Funds have incorporated this comment.

STATEMENT OF ADDITIONAL INFORMATION (Part B)

17.	Comment: In the “Pro Forma Financial Statements” section in the SAI, please include the following statement at the bottom of each page: “See notes to pro forma financial statements.”

Response: The Funds have incorporated this comment.

18.	Comment: In the “Pro Forma Financial Statements” section in the SAI, if any securities of the Acquired Fund will need to be sold because of differences in investment policies of the Funds, please identify such securities. If no securities of the Acquired Fund would need to be sold because of differences in investment policies of the two Funds, please disclose this.

Response: The Funds have incorporated this comment.

19.	Comment: In the “Pro Forma Financial Statements” section in the SAI, please confirm the footnotes, as they do not appear to align to the disclosure.

Response: The Funds have incorporated this comment.

20.	Comment: In the “Notes to Pro Forma Financial Statements” section in the SAI, please add disclosure regarding: (i) the tax-free status of the Reorganization; (i) the costs of the Reorganization paid by the Investment Adviser; and (iii) whether there will be any portfolio repositioning.

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Response: The Funds have incorporated this comment.

21.	Comment: Please provide Tandy Representations.

Response: Tandy Representations are attached hereto as Exhibit A.

*                    *                     *

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3458 if you wish to discuss this correspondence further.

Very truly yours,

/s/ Brenden P. Carroll

Brenden P. Carroll

cc:	Matt Wolfe, Vice President and Assistant General Counsel, Goldman Sachs Asset Management, L.P.

Exhibit A

March 20, 2014

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Goldman Sachs Trust (File Nos. 811-05349; 333-194085) Pre-Effective Amendment No. 1 to the Registration Statement on Form N-14

Ladies and Gentlemen:

On behalf of the Registrant, it is hereby acknowledged that:

¡	the Registrant is responsible for the adequacy and accuracy of the disclosure in its Registration Statement and Post-Effective Amendments thereto under the Securities Act of 1933, as amended (“1933 Act”), and the Investment Company Act of 1940, as amended;

¡	the action of the U.S. Securities and Exchange Commission (“SEC”) or its Staff in commenting on Post-Effective Amendments to the Trust’s Registration Statement does not relieve the Registrant from its responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

¡	the Registrant may not assert SEC Staff comments, or changes in disclosure in response to the same, as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Pursuant to Rule 461 under the 1933 Act, the Registrant and Goldman, Sachs & Co., as principal underwriter of the shares of the Registrant, hereby respectfully request that the SEC declare the Registrant’s Pre-Effective Amendment No. 1 to Registration Statement on Form N-14 effective on Monday, March 24, 2014, or as soon as practicable thereafter. The Registrant and Goldman, Sachs & Co. are aware of their obligations under the 1933 Act.

Should you have any questions, please feel free to contact Brenden P. Carroll of Dechert LLP at 202.261.3458.

Very truly yours,

/s/ Andrew Murphy

Andrew Murphy

Assistant Secretary, Goldman Sachs Trust Vice President and Assistant General Counsel, Goldman, Sachs & Co.